PRESS RELEASE

Early Warning Report Filed Pursuant to National Instrument 62-103

MONCTON, October 2, 2018 - Organigram Holdings Inc. (TSX VENTURE: OGI) (OTCQX: OGRMF): This press release is being disseminated as required by National Instrument 62-103 The Early Warning System and Related Take Over Bids and Insider Reporting Issues in connection with the acquisition of securities of Eviana Health Corporation (“Eviana” or the “Company”) (CSE: EHC) (OTC:EVNNF) by Organigram Holdings Inc. (the “Acquiror”)

The Acquiror announced on October 2, 2018 that it had acquired 5,000 debenture units (the “Debenture Units”) consisting of: (i) $1,000 principal amount of senior unsecured convertible debentures of Eviana (the “Debentures”); and (ii) one half of one common share (“Common Share”) purchase warrant of Eviana (each whole such purchase warrant, a “Warrant”). Each full Warrant shall be exercisable by the holder thereof for 870 Common Shares in the capital of Eviana (the “Warrant Shares”) at an exercise price per Warrant Share of $1.30 for a period of 24 months from the closing date of the debenture offering. The Debentures are convertible into that number of fully paid and non-assessable Common Shares of Eviana computed on the basis of the principal amount of the Debenture being converted, divided by the conversion price of $1.15 per Common Share at the holder’s option, or upon mandatory conversion at the request of Eviana in the event that at any time after four months plus one day following the closing date, the daily volume weighted average closing price of the Common Shares on the Canadian Securities Exchange (“CSE”) is greater than $2.15 for any ten consecutive trading days.

The Debentures acquired are convertible into 4,347,826 Common Shares of the Issuer and the Warrants acquired are exercisable into 2,175,000 Common Shares which represent approximately 21.44% of the issued and outstanding Common Shares of the Issuer, expressed on a partially-diluted basis.

Prior to the transaction, the Acquiror held no Debentures, Warrants or Common Shares or any other rights to acquire securities of the Issuer. After giving effect to the transaction, the Acquiror owns Debentures convertible into 4,347,826 Common Shares of the Issuer and Warrants exercisable into 2,175,000 Common Shares of the Issuer. Assuming full conversion of the Debentures and full exercise of the Warrants, the Acquiror would own an aggregate of 6,522,826 Common Shares of the Issuer representing approximately 21.44% of the issued and outstanding Common Shares of the Acquiror, expressed on a partially-diluted basis.

The Acquiror acquired 5,000 Debenture Units at a price of $1,000 per Debenture Unit for a total of $5,000,000 on a private placement basis for investment purposes.

The Acquiror may, depending on the market and other conditions, increase, decrease or change its beneficial ownership over the Debentures, Warrants or Common shares through market transactions, private agreement, treasury issuances, exercise of convertible securities or otherwise.The Acquiror has been granted board representation rights, pursuant to which Eviana has agreed to include one Acquiror designated candidate for election to the board of directors of Eviana. This board seat shall be occupied by Mr. Paolo De Luca, Chief Financial Officer of the Acquiror.

A copy of the Early Warning Report filed under applicable securities laws will be available under the Company’s profile on SEDAR (www.sedar.com). A copy of such report may also be obtained by contacting the Acquiror

As disclosed on its SEDAR profile, the head office of the Eviana is located at 5728 E. Boulevard, British Columbia, V6M 4M4.

The name and address of the “Acquiror” filing the report is:

Organigram Holdings Inc
Attn: Michael D. Tripp
35 English Drive
Moncton, New Brunswick
E1E 3X3
(506) 232-4400